13025594

SEC··········SION

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| OMB APPROVAL | |
|---|---|
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| Expires: | April 30, 2013 |
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| SEC FILE NUMBER |
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| 8- 51527 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2012_____  · _____ AND ENDING_____12/31/2012_____

MM/DD/YY                                                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:   P.R. Gilboy & Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

_____11006 Rushmore Drive, Suite 110_____

(No. and Street)

_____Charlotte_____NC_____28277_____

(City)                              (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Dixon Hughes Goodman LLP_____

(Name – if individual, state last, first, middle name)

_____6525 Morrison Blvd., Suite 500,_____Charlotte_____NC_____28211_____

(Address)                         (City)                         (State)       (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 7/2/13

# OATH OR AFFIRMATION

I, _____John H. Gilboy_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____P. R. Gilboy & Associates, Inc._____

of _____December 31_____ , 2012___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CFO
Title

_____Mary M. Becknell_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## P. R. GILBOY & ASSOCIATES, INC.

TABLE OF CONTENTS



**DIXON HUGHES GOODMAN**LLP
Certified Public Accountants and Advisors

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
P. R. Gilboy & Associates, Inc.
Charlotte, North Carolina

## Report of the Financial Statements

We have audited the accompanying statement of financial condition of P. R. Gilboy & Associates, Inc., (the "Company"), as of December 31, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditors' Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Gilboy & Associates, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

## Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules on pages 13 to 15 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*Dixon Hughes Goodman LLP*

Charlotte, North Carolina
February 8, 2013

## P. R. GILBOY & ASSOCIATES, INC.
## STATEMENT OF FINANCIAL CONDITION
## December 31, 2012

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 1,419,927 |
| Cash held by clearing agent | | 100,002 |
| Receivables from clearing agent | | 41,558 |
| Securities owned, at fair value | | 1,643,299 |
| Bond trading account | | 8,973,871 |
| Property and equipment, net | | 32,936 |
| Security deposit | | 2,511 |
| **TOTAL ASSETS** | **$** | **12,214,104** |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 52,389 |
| Bond trading liability | | 8,890,839 |
| **TOTAL LIABILITIES** | | **8,943,228** |

**STOCKHOLDERS' EQUITY**

| | |
|---|---:|
| Common stock, $1 par value | |
| Authorized - 100,000 shares | |
| Issued and outstanding - 1,000 shares | 1,000 |
| Additional paid-in capital | 1,437,647 |
| Retained earnings | 1,832,229 |
| **TOTAL STOCKHOLDERS' EQUITY** | **3,270,876** |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$ 12,214,104** |

**P. R. GILBOY & ASSOCIATES, INC.**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2012**

| REVENUES | | | |
|---|---|---|---|
| Trading profits | | $ | 3,109,350 |
| Unrealized gains on bond trading account | | | 83,032 |
| Unrealized gains on securities owned | | | 214,469 |
| Interest and dividends | | | 949,813 |
| Other | | | 2,907 |
| | TOTAL REVENUES | | 4,359,571 |
| | | | |
| EXPENSES | | | |
| Employee compensation and benefits | | | 2,158,475 |
| Trading communication service | | | 146,549 |
| Occupancy | | | 32,571 |
| Travel, entertainment and meals | | | 36,584 |
| Trading | | | 449,897 |
| Interest | | | 686,408 |
| Other operating expenses | | | 116,311 |
| | TOTAL EXPENSES | | 3,626,795 |
| | | | |
| | NET INCOME | $ | 732,776 |

**P. R. GILBOY & ASSOCIATES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**
*For the Year Ended December 31, 2012*

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances, December 31, 2011 | $ 1,000 | $ 1,437,647 | $ 2,119,711 | $ 3,558,358 |
| Stockholders' distributions | - | - | (1,020,258) | (1,020,258) |
| Net income | - | - | 732,776 | 732,776 |
| Balances, December 31, 2012 | $ 1,000 | $1,437,647 | $1,832,229 | $3,270,876 |

**P. R. GILBOY & ASSOCIATES, INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2012**

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 732,776 |
| Adjustments to reconcile net income to net cash | | |
|    provided by operating activities: | | |
|      Depreciation | | 19,436 |
|      Unrealized gains on securities owned | | (214,469) |
|    Changes in operating assets and liabilities: | | |
|      Increase in receivables from clearing agent | | (5,100) |
|      Increase in unrealized gains on bond trading account | | (24,610) |
|      Decrease in accounts payable and accrued expenses | | 7,786 |
|         NET CASH PROVIDED BY OPERATING ACTIVITIES | | 515,819 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Property and equipment purchases | | (2,409) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Stockholders' distributions | | (1,020,258) |
|         NET DECREASE IN CASH | | (506,848) |
| CASH, BEGINNING | | 1,926,775 |
| CASH, ENDING | $ | 1,419,927 |

## NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

P. R. Gilboy & Associates, Inc. (the "Company") operates in North Carolina and Georgia buying and selling fixed-income securities to dealers and institutional investors. The Company is incorporated under the laws of the state of North Carolina and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

### Receivables from Clearing Agent

Receivables from clearing agent represent the amount due from the Company's clearinghouse, Southwest Securities. The receivables from clearing agent balance is associated with trading profits recognized by the Company for trading activity that occurred at the end of the year. No allowance for doubtful accounts has been recorded at December 31, 2012, as management considers all amounts fully collectible.

### Securities Owned

The Company has investments in marketable equity securities. The marketable equity securities are recorded at fair value as required by the *Investments – Debt and Equity Securities* topic of the Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC"). Unrealized holding gains and losses are reported in income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are included in income on a trade-date basis and are determined on the basis of specific securities sold.

The investments in the marketable equity securities of two companies comprised 76% (41% and 35% each) of the total investment in securities at December 31, 2012.

### Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets which range from five to ten years. Expenditures which significantly extend useful lives are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no federal or state income taxes as such taxes become the obligation of the stockholders. Accordingly, the accompanying financial statements do not provide for federal or state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2012. Tax returns for all years 2009 and thereafter are subject to possible future examinations by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 8, 2013, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2012, the Company had an excess of net capital of $1,971,188. The Company's ratio of aggregate indebtedness to net capital was 0.023:1.

NOTE C – BOND TRADING ACCOUNT

The Company has a clearing agreement with Southwest Securities to clear all trade transactions. The Company is required to maintain a minimum cash balance of $100,000 on deposit with Southwest Securities in accordance with the terms of the clearing agreement.

Bonds are purchased and sold through two trading accounts with Southwest Securities. The bonds are carried at quoted market values and are purchased through a margin account with Southwest Securities. Bond securities transactions and any related gains or losses are recognized on the trade date. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on bonds. Unrealized and realized holding gains and losses on bonds are reported in income.

NOTE C – BOND TRADING ACCOUNT (Continued)

The corresponding bond trading liability is recorded at the original cost amount of the bonds purchased. The bond trading liability is collateralized by the majority of the assets of the Company. Borrowings under the margin account accrue interest at a base variable rate determined as described in the Southwest Securities clearing agreement, which was 4.59% as of December 31, 2012. Interest expense on the margin account for the year ended December 31, 2012 was $193,268 and is included in the trading expenses line item in the Statement of Operations.

NOTE D – PROPERTY AND EQUIPMENT

At December 31, 2012 property and equipment consist of the following:

| | | |
|---|---|---|
| Office equipment | $ | 62,319 |
| Vehicles | | 119,729 |
| | | 182,048 |
| Less accumulated depreciation | | (149,112) |
| | $ | 32,936 |

Depreciation expense totaled $19,436 for the year ended December 31, 2012.

NOTE E – COMMITTMENTS

*Operating Leases*

The Company occupies office space pursuant to a seven-year operating lease agreement that ends in July 2017. Future minimum rental payments due under this lease agreement at December 31, 2012 are as follows:

| Year ending December 31, | | |
|---|---|---|
| 2013 | $ | 33,402 |
| 2014 | | 34,571 |
| 2015 | | 35,781 |
| 2016 | | 37,033 |
| 2017 | | 22,359 |
| | $ | 163,146 |

Rental expense for the year ended December 31, 2012 was $32,157.

NOTE E – COMMITMENTS (Continued)

*Other Commitments*

The Company utilizes trading communication services pursuant to agreements for each dealer. Each agreement is for a twenty-four month period. Approximations for future minimum trading communication service payments due under these agreements at December 31, 2012 are as follows:

| Year ending December 31, | | |
|---|---|---|
| 2013 | $ | 111,510 |
| 2014 | | 61,860 |
| | $ | 173,370 |

Trading communication service expense for the year ended December 31, 2012 was $146,549.


NOTE F – RETIREMENT PLAN

The Company offers employees with one year of service the opportunity to participate in a 401(k)/profit sharing plan. The Company pays for all administration costs of the plan. The Company made contributions to the plan totaling $63,353 during the year ended December 31, 2012.

After a full year of employment, employees are also eligible for employer contributions to the Company's SEP retirement plan. The Company made no contributions to the plan during the year ended December 31, 2012.


NOTE G – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the Company maintains its cash on deposit in financial institutions located in the United States of America and with Southwest Securities. The balances at the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The balances at Southwest Securities are insured by the Securities Investor Protection Corporation ("SIPC") up to $100,000 per customer. From time to time, the Company maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2012, the Company held $777,668 on deposit with four financial institutions. As of December 31, 2012, the Company held $742,261 on deposit with Southwest Securities, of which $642,261 exceeded the SIPC insured limit.

NOTE H – FAIR VALUE OF FINANCIAL INSTRUMENTS

The *Fair Value Measurements and Disclosures* topic of the FASB ASC defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company has investments in marketable securities (securities owned) and also a portfolio of fixed-income securities in its bond trading account which are measured at fair value on a recurring basis. The fair value of the investment in securities owned and the bond trading account was $1,643,299 and $8,973,871 respectively, at December 31, 2012. The investments in securities owned fall into the Level 1 category. The investments in the bond trading account fall into the Level 2 category. The Company recorded unrealized gains totaling $214,469 on its investments in securities owned and unrealized gains totaling $83,032 on its holdings in the bond trading account, which have been reported in the Statement of Operations for the year ended December 31, 2012.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. There have been no changes in methodologies from the prior year.

*Securities Owned*

Fair values for marketable securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of identical instruments.

**P. R. GILBOY & ASSOCIATES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2012**

NOTE H – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

*Bond Trading Account*

The fair value of investments in fixed-income securities is based on market inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, and benchmark securities.

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2012.

| Description | December 31, 2012 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) |
|---|---|---|---|
| Securities owned: | | | |
| Common stocks: | | | |
| Healthcare | $ 732,296 | $ 732,296 | $ - |
| Technology | 153,240 | 153,240 | - |
| Services | 88,210 | 88,210 | - |
| Financial | 665,308 | 665,308 | - |
| Other | 4,245 | 4,245 | - |
| Total common stocks | $ 1,643,299 | $ 1,643,299 | $ - |
| | | | |
| Bond trading account: | | | |
| Municipal bonds | $ 8,973,871 | $ - | $ 8,973,871 |

*SUPPLEMENTAL SCHEDULES*

## P. R. GILBOY & ASSOCIATES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## December 31, 2012

| | | |
|---|---|---:|
| Total stockholders' equity | $ | 3,270,876 |
| | | |
| Deductions and/or changes | | |
| Nonallowable assets: | | |
| Property and equipment, net | | 32,936 |
| Security deposit | | 2,511 |
| | | 35,447 |
| | | |
| Deduction for indebtedness collateralized by exempted securities | | 355,634 |
| | | |
| Net capital before haircuts on securities positions | | 2,879,795 |
| | | |
| Haircuts on securities: | | |
| Trading and investment securities | | 706,419 |
| Undue concentration | | 102,188 |
| | | 808,607 |
| | | |
| Net Capital | $ | 2,071,188 |
| | | |
| Aggregate indebtedness: | | |
| Accounts payable and accrued expenses | $ | 47,874 |
| | | |
| Minimum net capital requirement | $ | 100,000 |
| | | |
| Excess net capital | $ | 1,971,188 |
| | | |
| Excess net capital at 1000% | $ | 2,066,401 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 2.31% |
| | | |
| Reconciliation with Company's computation (included in | | |
| Part II of Form X-17A-5 as of December 31, 2012): | | |
| Net capital as reported in Part II of FOCUS report | $ | 2,071,188 |
| Audit adjustments | | - |
| | | |
| Net capital per above | $ | 2,071,188 |

**P. R. GILBOY & ASSOCIATES, INC.**
**COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER**
**RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**December 31, 2012**

P. R. Gilboy & Associates, Inc. did not carry any balances for customers as of December 31, 2012 or at any time during the year from January 1, 2012 through December 31, 2012 and is therefore exempt from this computation requirement.

P. R. Gilboy & Associates, Inc. did not hold any fully paid or excess margin securities for customers as of December 31, 2012 or at any time during the year from January 1, 2012 through December 31, 2012 and this requirement for information is therefore not applicable.


**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5**

To the Board of Directors of
P. R. Gilboy & Associates, Inc.
Charlotte, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of P.R. Gilboy & Associates, Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors and management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Dixon Hughes Goodman LLP*

Charlotte, North Carolina
February 8, 2013



**DIXON HUGHES GOODMAN**LLP

Certified Public Accountants and Advisors

### INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON
### PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION
### REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors of
P. R. Gilboy & Associates, Inc.
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by P. R. Gilboy & Associates, Inc. (the "Company") and the Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and SIPC, solely to assist you and the other specified parties in evaluating P.R. Gilboy & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for P.R. Gilboy & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries of the Company noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared adjustments reported in Form SIPC-7 with the Company's supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the Company's related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.
Charlotte, North Carolina

*Dixon Hughes Goodman LLP*

February 8, 2013

**SECURITIES INVESTOR PROTECTION CORPORATION**
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
**General Assessment Reconciliation**

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form.)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
051527   FINRA   DEC
P R GILBOY & ASSOCIATES INC      14*14
11006 RUSHMORE DR STE 110
CHARLOTTE NC 28277-3475
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2 A. General Assessment (item 2e from page 2)                                     $ __9,343__

  B. Less payment made with SIPC-6 filed (exclude interest)                        __4,818__

   __07-23-2012__
   Date Paid

  C. Less prior overpayment applied                                                __0__

  D. Assessment balance due or (overpayment)                                       __0__

  E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum    __0__

  F. Total assessment balance and interest due (or overpayment carried forward)    $ __4,525__

  G. PAID WITH THIS FORM.
    Check enclosed, payable to SIPC
    Total (must be same as F above)               $ __4,525__

  H. Overpayment carried forward                  $ _____

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the
person by whom it is executed represent thereby
that all information contained herein is true, correct
and complete.

                                  _P. R. Gilboy & Associates Inc_
                                  (Name of Corporation, Partnership or other organization)
                                  _Julia A. Gilboy_
                                  (Authorized Signature)

Dated the __31__ day of __January__ 2013.
                                  __CFO__
                                  (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form
for a period of not less than 6 years, the latest 2 years in an easily accessible place.

_____

**SIPC REVIEWER**

Dates _____
      Postmarked      Received       Reviewed

Calculations _____        Documentation _____        Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
# AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

|  | Eliminate cents |
|---|---|
| Item No. | |
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) | $ 4,359,571 |

2b. Additions.

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

|  | |
|---|---|
| Total additions | 4,359,571 |

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

|  | |
|---|---|
| | 408,101 |

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

|  | |
|---|---|
| | 214,469 |

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

|  | |
|---|---|
| Total deductions | 622,570 |
| 2d. SIPC Net Operating Revenues | $ 3,737,001 |
| 2e. General Assessment @ .0025 | $ 9,343 |

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